Exhibit 99.1

Internet Gold Reports Financial Results For the

First Quarter of 2018

- Net Profit Attributable to Shareholders of Internet Gold for the First Quarter of 2018 of NIS 7 Million -

Ramat Gan, Israel - May 24, 2018 - Internet Gold - Golden Lines Ltd. (“the Company”) (NASDAQ Global Select Market and TASE: IGLD), a holding company with the controlling interest in B Communications Ltd. (NASDAQ and TASE: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ), today reported its financial results for the first quarter of 2018.

Doron Turgeman, CEO of Internet Gold comment today: “The first quarter of 2018 was another stable period for Bezeq, demonstrating the cash flow-generating power of its formidable position in Israel’s telecommunications market along with a decrease of over NIS 450 million ($128 million) of net debt. We currently have sufficient sources to service our debt until September 2019 and we will continue our efforts to strengthen our financial stability and liquidity with the goal of improving our debt and equity positions”.

Internet Gold’s Unconsolidated Financial Liabilities and Liquidity

As of March 31, 2018, Internet Gold’s unconsolidated liquidity balances comprised of cash and cash equivalents and short-term investments totaled NIS 146 million ($41 million), its unconsolidated financial liabilities totaled NIS 805 million ($229 million) and its unconsolidated net debt totaled NIS 659 million ($188 million).

(In millions)	March 31,	March 31,	March 31,	December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS

Series C debentures	21	6	255	43
Series D debentures	*784	223	543	780
Total financial liabilities	805	229	798	823

Cash and cash equivalents	11	3	6	21
Short-term investments	135	38	213	174
Total liquidity	146	41	219	195

Net debt	659	188	579	628

* The Series D debentures balance as of March 31, 2018 includes NIS 16 million ($5 million) arising from the initial implementation of IFRS9. It should be noted that the increase in the Series D debentures balance will not increase the Company’s future debt repayments and will decrease the Company’s finance expenses over the term of the debentures.

Internet Gold’s First Quarter Consolidated Financial Results

Internet Gold’s consolidated revenues for the first quarter of 2018 totaled NIS 2.36 billion ($672 million), a 3.8% decrease from the NIS 2.45 billion reported in the first quarter of 2017. For both the current and the prior year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold’s consolidated operating profit for the first quarter of 2018 totaled NIS 414 million ($118 million), a 10.0% decrease from NIS 460 million reported in the first quarter of 2017.

Internet Gold’s consolidated net profit for the first quarter of 2018 totaled NIS 184 million ($52 million), a 17.9% decrease compared with NIS 224 million reported in the first quarter of 2017.

Internet Gold’s net profit attributable to shareholders for the first quarter of 2018 was NIS 7 million ($2 million), a 30.0% decrease compared with NIS 10 million reported in the first quarter of 2017.

Internet Gold’s First Quarter Unconsolidated Financial Results

(In millions)	Three months ended March 31,			Year ended December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS

Financing expenses, net	(10)	(3)	(14)	(60)
Operating expenses	(1)	-	(1)	(6)
Interest in BCOM’s net profit	18	5	25	51
Net profit (loss)	7	2	10	(15)

As of March 31, 2018, Internet Gold held approximately 65% of B Communications’ outstanding shares. Accordingly, Internet Gold’s interest in B Communications’ net profit for the first quarter of 2018 totaled NIS 18 million ($5 million) compared with NIS 25 million reported in the first quarter of 2017.

Internet Gold’s unconsolidated net financial expenses in the first quarter of 2018 totaled NIS 10 million ($3 million) compared with NIS 14 million in the first quarter of 2017. Net financial expenses in 2018 included NIS 11 million ($3 million) of interest and CPI linkage expenses related to its publicly-traded debentures. These expenses were partially offset by financial income of NIS 1 million ($300 thousand) generated by short term investments.

Internet Gold’s unconsolidated net profit for the first quarter of 2018 was NIS 7 million ($2 million) compared with a net profit of NIS 10 million reported in the first quarter of 2017.

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Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended March 31, 2018. For a full discussion of Bezeq’s results for the quarter ended March 31, 2018, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q1-2018	Q1-2017	% change
	(NIS millions)

Revenues	2,361	2,453	(3.8%)
Operating profit	462	566	(18.4%)
Operating margin	19.6%	23.1%
Net profit	260	350	(25.7%)
EBITDA*	987	994	(0.7%)
EBITDA margin	41.8%	40.5%
Diluted EPS (NIS)	0.09	0.13	(30.8%)
Cash flow from operating activities*	909	826	10.0%
Payments for investments	368	380	(3.2%)
Free cash flow [1]	423	456	(7.2%)
Total debt	12,156	10,703	13.60%
Net debt	8,940	9,333	(4.2%)
EBITDA (trailing twelve months)	3,818	4,031	(5.3%)
Net debt/EBITDA (end of period) [2]	2.34	2.32	1.1%

* As of January 1, 2018, the Bezeq Group has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of IFRS16 on EBITDA and cash flow from operating activities in the first quarter of 2018 and 2017 was an increase of NIS 102 million and NIS 119 million, respectively.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the first quarter of 2018 were NIS 2.36 billion ($672 million) compared to NIS 2.45 billion in the corresponding quarter of 2017, a decrease of 3.8%. The decrease was due to lower revenues in all the Bezeq Group segments.

Salary expenses of the Bezeq Group in the first quarter of 2018 were NIS 510 million ($145 million) compared to NIS 504 million in the corresponding quarter of 2017, an increase of 1.2%.

Operating expenses of the Bezeq Group in the first quarter of 2018 were NIS 841 million ($239 million) compared to NIS 959 million in the corresponding quarter of 2017, a decrease of 12.3%. The decrease was primarily due to the early adoption of accounting standard IFRS 16 whereby rental expenses relating to assets rented through operating leases are capitalized.

Other operating expenses, net of the Bezeq Group in the first quarter of 2018 amounted to NIS 23 million ($7 million) compared to other operating income, net of NIS 4 million in the corresponding quarter of 2017. Other operating expenses, net of the Bezeq Group in the first quarter of 2018 was impacted by a provision of NIS 12 million for costs associated with the early retirement of employees, an increase in provisions for legal claims and a decrease in capital gains from the sale of real estate in Bezeq Fixed-line.

Depreciation and amortization expenses of the Bezeq Group in the first quarter of 2018 were NIS 525 million ($149 million) compared to NIS 428 million in the corresponding quarter of 2017, an increase of 22.7%. The increase was due to the amortization of right-of-use assets resulting from the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

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Operating profit of the Bezeq Group in the first quarter of 2018 was NIS 462 million ($131 million) compared to NIS 566 million in the corresponding quarter of 2017, a decrease of 18.4%.

Financing expenses, net of the Bezeq Group in the first quarter of 2018 amounted to NIS 108 million ($31 million) compared to NIS 101 million in the corresponding quarter of 2017, an increase of 6.9%. The increase in financing expenses was primarily due to a change of NIS 18 million in the estimated fair value of the amount expected to be refunded to Bezeq Fixed-line from the advance payments made for the second contingent consideration in relation to the acquisition of yes. This amount was partially offset by a decrease in financing expenses in respect of a change in the fair value of financial assets in Yes.

Tax expenses of the Bezeq Group in the first quarter of 2018 were NIS 93 million ($26 million) compared to NIS 113 million in the corresponding quarter of 2017, a decrease of 17.7%. The decrease in tax expenses was due to a reduction in profitability as well as a decrease in the corporate tax rate from 24% to 23% in 2018.

Net profit of the Bezeq Group in the first quarter of 2018 was NIS 260 million ($74 million) compared to NIS 350 million in the corresponding quarter of 2017, a decrease of 25.7%.

EBITDA of the Bezeq Group in the first quarter of 2018 was NIS 987 million ($281 million) (EBITDA margin of 41.8%) compared to NIS 994 billion (EBITDA margin of 40.5%) in the corresponding quarter of 2017, a decrease of 0.7%. After adjusting for other operating income/expenses and the effect of early adoption of accounting standard IFRS 16, EBITDA in the first quarter of 2018 totaled NIS 908 million compared to NIS 990 million in the first quarter of 2017, a decrease of 8.3%.

Cash flow from operating activities of the Bezeq Group in the first quarter of 2018 was NIS 909 million ($259 million) compared to NIS 826 million in the corresponding quarter of 2017, an increase of 10.0%. The increase was primarily due to the reclassification of payments in respect of lease agreements to cash flow from financing activities as a result of the early adoption of the accounting standard IFRS 16 beginning January 1, 2018.

Payments for investments (Capex) of the Bezeq Group in the first quarter of 2018 was NIS 368 million ($105 million) compared to NIS 380 million in the corresponding quarter of 2017, a decrease of 3.2%.

Free cash flow of the Bezeq Group in the first quarter of 2018 was NIS 423 million ($120 million) compared to NIS 456 million in the corresponding quarter of 2017, a decrease of 7.2%.

Total debt of the Bezeq Group as of March 31, 2018 was NIS 12.2 billion ($3.5 billion) compared to NIS 10.7 billion as of March 31, 2017.

Net debt of the Bezeq Group was NIS 8.94 billion ($2.54 billion) as of March 31, 2018 compared to NIS 9.33 billion as of March 31, 2017.

Net debt to EBITDA (trailing twelve months) ratio of the Bezeq Group as of March 31, 2018, was 2.34, compared to 2.32 as of March 31, 2017.

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Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.514 = US$ 1 as published by the Bank of Israel for March 31, 2018.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization;

●	EBITDA trailing twelve months - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization during last twelve months;

●	Net debt - defined as long and short-term liabilities minus cash and cash equivalents and short-term investments; and

●	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA.

●	Free Cash Flow (FCF) - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short-term liabilities minus cash and cash equivalents and investments.

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Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company’s consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

IFRS16

Effective January 1, 2018 (“the Initial Application Date”), the Group early adopted IFRS 16, Leases (“IFRS16” or “the Standard “). The main effect of early adoption of IFRS16 is reflected in the cancellation of the existing requirement that lessees classify leases as operating (off-balance sheet) or financing leases. The new Standard presents a uniform model for the accounting treatment of all leases, pursuant to which the lessee is to recognize the asset and the liability in respect of the lease in its financial statements. The Standard also sets out new disclosure requirements that are more extensive than the existing requirements. Accordingly, until the date of initial application, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS16, for agreements in which the Group is the lessee, the Group applies a unified accounting model, by which it recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36, Impairment of Assets (hereinafter: “IAS 36”) and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease expenses relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are recognized as assets and written down as depreciation and amortization expenses.

The Group applies the standard using the cumulative effect approach without a restatement of comparative information.

In respect of all the leases, the Group has elected to apply the transitional provision of recognizing a lease liability at the initial application date according to the present value of the future lease payments discounted at the incremental interest rate of the lessee at that date and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard did not have an effect on the balance of the Group’s retained earnings at the date of initial application.

Upon initial application, the Group also elected to apply the following expedients, as permitted by the standard:

a.	Relying on a previous assessment of whether an arrangement is a lease or contains a lease at the application date of the standard. Accordingly, the agreements that were previously classified as operating leases are accounted for in accordance with the new Standard, and the agreements that were previously classified as service contracts continue to be accounted for as such without change.

b.	Applying a single discount rate to a portfolio of leases with similar characteristics.

c.	Not separating non-lease components from the lease components and accounting for all the components as a single lease component.

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d.	Relying on a previous assessment of whether a contract is onerous in accordance with IAS 37 at the transition date, as an alternative to assessing the impairment of right-of-use assets.

e.	Excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application.

f.	Using hindsight in determining the lease period if the contract includes options to extend or cancel the lease.

Presented below are the principal accounting policies for leases in which the Group is the lessee, which were applied as from January 1, 2018 following the application of the Standard:

(1)	Determining whether an arrangement contains a lease

At the inception of the arrangement, the Group determines whether the arrangement is or contains a lease, and examines whether the arrangement transfers the right to control the use of an identifiable asset for a period of time in return for payment. When assessing whether the arrangement transfers control over the use of an identifiable asset, the Group estimates, over the lease term, whether it has both rights set out below:

(A) The right to essentially obtain all the economic rewards associated with the use of the identifiable asset

(B) The right to direct the use of the identifiable asset

For lease contracts that include non-lease components, such as services or maintenance, which are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

(2)	Leased assets and lease liability

Contracts that award the Group the right to control the use of an identifiable asset over a period of time for a consideration are accounted for as leases. At initial recognition, the Group recognizes a liability at the present value of the future minimum lease payments (these payments do not include variable lease payments that are not linked to the CPI, or to any change in the rate of interest, or any change in the exchange rate), and concurrently, the Group recognizes a right-of-use asset at the amount of the liability, adjusted for lease payments paid in advance or accrued, plus direct costs incurred in the lease.

Since the interest rate implicit in the lease is not readily determinable, the incremental borrowing rate of the Group is used (the borrowing rate that the Group would be required to pay to borrow the amounts required to obtain an asset at a similar value to the right-of-use asset in a similar economic environment, in a similar period and with similar collateral).

Subsequent to initial recognition, the asset is accounted for using the cost model and it is amortized over the lease term or the useful life of the asset (whichever is earlier).

(3)	The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the Group will exercise or not exercise the option.

(4)	Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

Type of asset	Weighted average depreciation period as of January 1, 2018 (In years)
Cellular communications sites	6.5
Buildings	7
Vehicles	2

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At the date of initial application of IFRS 16, the Group recognized right-of-use assets and lease liabilities in the amount of NIS 1.5 billion.

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2018. The discount rates used to measure lease liabilities range between 1.3% and 3.5% (weighted average of 1.5%). This range is affected by differences in the lease term.

The difference between the Group’s agreements for the minimum contractual lease payments in the amount of NIS 1,020 million, as reported in Note 21A to the Annual Statements, and the lease liabilities recognized at the initial application date of IFRS 16, amounting to NIS 1.5 billion, is mainly due to the options for extending the lease, which will most likely be exercised, which were not included in Note 21A to the Annual Statements.

About Internet Gold

Internet Gold is a telecommunications oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold holds the controlling interest in B Communications, which in turn holds the controlling interest in Bezeq. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yaniv Salomon – IR Manager

yaniv@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

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Internet Gold - Golden Lines Ltd.

Condensed Consolidated Interim Statements of Financial Position as at

(In millions)

	March 31,	March 31,	March 31,	December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS

Current Assets
Cash and cash equivalents	1,986	565	810	2,408
Investments	1,882	536	1,076	769
Trade receivables	1,827	520	1,976	1,915
Other receivables	306	87	299	270
Related party	25	7	35	43
Inventory	130	37	114	125
Total current assets	6,156	1,752	4,310	5,530

Non-Current Assets
Trade and other receivables	467	133	595	493
Property, plant and equipment	6,922	1,970	7,078	6,940
Intangible assets	5,764	1,640	6,379	5,840
Deferred expenses and investments	606	173	503	558
Broadcasting rights	451	128	438	454
Rights of use assets	1,417	403	-	-
Deferred tax assets	1,027	292	1,008	1,019
Total non-current assets	16,654	4,739	16,001	15,304

Total assets	22,810	6,491	20,311	20,834

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Internet Gold - Golden Lines Ltd.

Condensed Consolidated Interim Statements of Financial Position as at

(In millions)

	March 31,	March 31,	March 31,	December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS

Current Liabilities
Bank loans and credit and debentures	1,931	551	1,950	1,955
Leases liabilities	428	122	-	-
Trade and other payables	1,850	526	1,746	1,735
Related party	-	-	6	-
Current tax liabilities	50	14	143	160
Provisions	103	29	81	94
Employee benefits	286	81	308	280
Total current liabilities	4,648	1,323	4,234	4,224

Non-Current Liabilities
Bank loans and debentures	13,482	3,838	11,983	13,149
Leases liabilities	1,006	286	-	-
Employee benefits	272	77	260	272
Other liabilities	258	73	250	234
Provisions	39	11	47	40
Deferred tax liabilities	461	131	570	459
Total non-current liabilities	15,518	4,416	13,110	14,154

Total liabilities	20,166	5,739	17,344	18,378

Equity
Attributable to shareholders of the Company	172	49	205	177
Non-controlling interests	2,472	703	2,762	2,279
Total equity	2,644	752	2,967	2,456

Total liabilities and equity	22,810	6,491	20,311	20,834

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Internet Gold - Golden Lines Ltd.

Condensed Consolidated Interim Statements of Income for the

(In millions except per share data)

	Three months ended March 31,			Year ended December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS
Revenues	2,361	672	2,453	9,789

Costs and expenses
Depreciation and amortization	569	162	528	2,117
Salaries	510	145	504	2,008
General and operating expenses	845	240	962	3,911
Other operating expense (income), net	23	7	(1)	149

	1,947	554	1,993	8,185

Operating profit	414	118	460	1,604

Financing expenses, net	146	42	145	577

Profit after financing expenses, net	268	76	315	1,027

Share of loss in equity-accounted investee	1	-	2	5

Profit before income tax	267	76	313	1,022

Income tax expenses	83	24	89	347

Net profit for the period	184	52	224	675

Profit (loss) attributable to:
Shareholders of the Company	7	2	10	(15)
Non-controlling interests	177	50	214	690

Net profit for the period	184	52	224	675

Earnings (loss) per share
Basic	0.36	0.10	0.55	(0.82)
Diluted	0.36	0.10	0.55	(0.82)

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Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit to EBITDA:

(In millions)	Three-month period ended March 31,			Trailing twelve months ended March 31,
	2018	2018	2017	2018	2018	2017
	NIS	US$	NIS	NIS	US$	NIS

Net profit	260	74	350	1,145	326	1,306
Income tax	93	26	113	433	123	555
Share of loss in equity-accounted investee	1	-	2	4	1	6
Financing expenses, net	108	31	101	424	121	446
Depreciation and amortization	525	149	428	1,812	516	1,718

EBITDA	987	280	994	3,818	1,087	4,031

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at March 31,
	2018	2018	2017
	NIS	US$	NIS

Short term bank loans and credit and debentures	1,609	458	1,594
Non-current bank loans and debentures	10,547	3,000	9,109
Cash and cash equivalents	(1,826)	(520)	(792)
Investments	(1,390)	(396)	(578)

Net debt	8,940	2,542	9,333

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to EBITDA trailing twelve months ratio:

(In millions)	As at March 31,
	2018	2018	2017
	NIS	US$	NIS

Net debt	8,940	2,542	9,333

Trailing twelve months EBITDA	3,818	1,087	4,031

Net debt to EBITDA ratio	2.34	2.34	2.32

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Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three-month period ended March 31,
	2018	2018	2017
	NIS	US$	NIS

Cash flow from operating activities	909	259	826
Purchase of property, plant and equipment	(273)	(78)	(277)
Investment in intangible assets and deferred expenses	(95)	(27)	(103)
Lease payments	(126)	(36)	-
Proceeds from the sale of property, plant and equipment	8	2	10

Free cash flow	423	120	456

Loan to Value (LTV)

The following table shows the calculation of IGLD’s loan to value ratio as of March 31, 2018:

(In millions)	NIS

IGLD’s unconsolidated net debt	659

Market value of B Communications shares held by IGLD	891

IGLD’s LTV	74.0%

Net Asset Value (NAV)

The following table shows the calculation of IGLD’s net asset value as of March 31, 2018:

(In millions)	NIS

Market value of B Communications shares held by IGLD	891

IGLD’s unconsolidated net debt	659

IGLD’s NAV	232

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Effect of Early Adoption of IFRS16

The tables below summarize the effects on the condensed consolidated interim statement of financial position as at March 31, 2018 and on the condensed consolidated interim statements of income for the three months then ended, assuming the Group’s previous policy regarding leases continued during that period.

Effect on the condensed consolidated interim statement of financial position as at March 31, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
(In millions)	NIS	NIS	NIS

Other receivables	352	(46)	306
Right-of-use assets	-	1,417	1,417
Trade and other payables	1,913	(63)	1,850
Short-term lease liabilities	-	428	428
Long-term lease liabilities	-	1,006	1,006
Equity attributable to shareholders	172	-	172
Non-controlling interests	2,472	-	2,472

Effect on the consolidated interim statement of income for the three months ended March 31, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
(In millions)	NIS	NIS	NIS

General and operating expenses	947	(102)	845
Depreciation and amortization	472	97	569
Operating profit	409	5	414
Financing expenses, net	141	5	146
Profit after financing expenses	268	-	268
Net Profit for the period	184	-	184
Profit attributable to shareholders of the Company	7	-	7
Profit attributable to non-controlling interests	177	-	177

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Designated Disclosure with Respect to the Company’s Projected Cash Flows

In connection with the issuance of the Series D Debentures in 2014, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectus governing our Series D Debentures.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series D Debentures.

In examining the existence of warning signs as of March 31, 2018, our board of directors noted that our unconsolidated unaudited cash flow statement for the quarter ended March 31, 2018 reflect that we had, as expected, a continuing negative cash flow from operating activities of NIS 3 million.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a “warning sign” unless our board of directors determines that the possible “warning sign” does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses of the Company of NIS 1 million and tax payments of NIS 2 million generated during the first quarter of 2018 and due to the fact that the Company, as a holding company, does not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities). We did not have any such inflows in the first quarter of 2018.

Such continuing negative cash flow from operating activities does not effect our liquidity in any manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

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Internet Gold’s Unconsolidated Balance Sheet

(In millions)	March 31,	March 31,	March 31,	December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS
Current assets
Cash and cash equivalents	11	3	6	21
Short-term investments	135	39	213	174
Total current assets	146	42	219	195

Non-current assets
Investment in an investee (*)	831	236	784	807

Total assets	977	278	1,003	1,002

Current liabilities
Current maturities of debentures	97	27	130	97
Other payables	2	1	3	16
Total current liabilities	99	28	133	113

Non-current liabilities
Debentures	706	201	665	712

Total liabilities	805	229	798	825

Total equity	172	49	205	177

Total liabilities and equity	977	278	1,003	1,002

(*) Investment in B Communications.

Unconsolidated figures as of March 31, 2018:

●	Unconsolidated total equity represents 17.6% of unconsolidated total balance sheet.

●	Unconsolidated LTV ratio is 74.0%.

●	Internet Gold’s NAV is NIS 232 million.

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